Exhibit 4.17
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a description of securities of INNOVATE Corp. (the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The summary presented below is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our certificate of incorporation, bylaws, applicable Certificates of Designation, Plan (as defined below) and the Convertible Indentures (as defined below), each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part (the “2021 Annual Report”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2021 Annual Report.
General
Our authorized capital stock consists of 160,000,000 shares of common stock, $0.001 par value; and 20,000,000 shares of preferred stock, $0.001 par value.
Common Stock
Voting
The holders of the common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.
Dividend Rights
We do not pay regular dividends to holders of our common stock. However, we have paid several special cash dividends to holders of our common stock. We have not paid any special dividends to holders of our common stock since August 27, 2013.
Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of the common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by the board of directors out of the assets or funds legally available for such dividends or distributions.
Any future determinations to pay cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, cash flows and other factors that the board of directors deem relevant.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of the common stock would be entitled to share ratably in the assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences, such as those discussed below with respect to the preferred stock. In either such case, the Company must pay the applicable distribution to the holders of the preferred stock before they may pay distributions to the holders of the common stock.
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Conversion, Redemption and Preemptive Rights
Holders of the common stock have no conversion, redemption, preemptive, subscription or similar rights. There are no sinking fund provisions applicable to our common stock.
Transfer Agent
The transfer agent and registrar for our common stock is Computershare Investor Services.
Preferred Stock
Under our certificate of incorporation, the board of directors of the Company is authorized, subject to limitations prescribed by law and any consent rights granted to holders of outstanding shares of preferred stock, to issue up to 20,000,000 shares of preferred stock, par value $0.001 per share, in one or more classes or series. The board of directors has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of the preferred stock. The terms and conditions of any issued preferred stock could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the common stock or otherwise be in their best interest.
Of the 20,000,000 shares of preferred stock authorized for issuance under our charter, 6,125 shares are classified as Series A-3 Convertible Participating Preferred Stock (the “Series A-3 Preferred Stock”), 10,000 shares are classified as Series A-4 Convertible Participating Preferred Stock (the “Series A-4 Preferred Stock” and, together with the Series A-3 Preferred Stock, the “Preferred Stock”), and 100,000 shares are classified as Series B Preferred Stock (the “Series B Preferred Stock”).
As of December 31, 2021, there are issued and outstanding 6,125 shares of Series A-3 Preferred Stock, 10,000 shares of Series A-4 Preferred stock and 0 shares of Series B Preferred Stock.
Series A-3 Preferred Stock and Series A-4 Preferred Stock
The Company designated the Series A-3 Preferred Stock pursuant to a Certificate of Designation of Series A-3 Convertible Participating Preferred Stock adopted on July 1, 2021 (the “Series A-3 Certificate”). The Company designated the Series A-4 Preferred Stock pursuant to a Certificate of Designation of Series A-4 Convertible Participating Preferred Stock adopted on July 1, 2021 (the “Series A-4 Certificate”). The Series A-3 Certificate and the Series A-4 Certificate together are referred to as the “Certificates of Designation.”
The following summary of the terms of the Preferred Stock is qualified in its entirety by the complete terms of the Certificates of Designation.
Dividends. The Preferred Stock accrues a cumulative quarterly cash dividend at an annualized rate of 7.50%. The accrued value of the Preferred Stock will accrete quarterly at an annualized rate of 4.00% that is reduced to 2.00% or 0.0% if the Company achieves specified rates of growth measured by increases in its net asset value; provided, that the accreting dividend rate will be 7.25% in the event that (A) the daily volume weighted average price ("VWAP") of the Company's common stock is less than a certain threshold amount, (B) the Company's common stock is not registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, or (C) the Company's common stock is not listed on certain national securities

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exchanges or the Company is delinquent in the payment of any cash dividends. The Preferred Stock is also entitled to participate in cash and in-kind distributions to holders of shares of Company's common stock on an as-converted basis.
Optional Conversion. Each share of Preferred Stock may be converted by the holder into shares of the common stock at any time based on the then-applicable Conversion Price (as defined in each Certificate of Designation).
Redemption by the Holders / Automatic Conversion. On July 1, 2026, holders of the Preferred Stock shall be entitled to cause the Company to redeem the Preferred Stock at the accrued value per share plus accrued but unpaid dividends (to the extent not included in the accrued value of the Preferred Stock). Each share of Preferred Stock that is not so redeemed will be automatically converted into shares of the Company's common stock at the Conversion Price then in effect.
Upon a change of control (as defined in each Certificate of Designation) holders of the Preferred Stock shall be entitled to cause the Company to redeem their Preferred Stock at a price per share of Preferred Stock equal to the greater of (i) the accrued value of the Preferred Stock, plus any accrued and unpaid dividends (to the extent not included in the accrued value of Preferred Stock), and (ii) the value that would be received if the share of Preferred Stock were converted into shares of the Company's common stock immediately prior to the change of control.
Redemption by the Company. The Company may redeem the Preferred Stock, in whole but not in part, at a price per share generally equal to 150% of the accrued value per share, plus accrued but unpaid dividends (to the extent not included in the accrued value of the Preferred Stock), subject to the holder’s right to convert prior to such redemption.
Forced Conversion. The Company may force conversion of the Preferred Stock into shares of the Company's common stock if the common stock's thirty-day VWAP exceeds 150% of the then-applicable Conversion Price and the common stock’s daily VWAP exceeds 150% of the then-applicable Conversion Price for at least twenty trading days out of the thirty trading day period used to calculate the thirty-day VWAP. In the event of a forced conversion, the holders of Preferred Stock will have the ability to elect cash settlement in lieu of conversion if certain market liquidity thresholds for the Company's common stock are not achieved.
Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company (any such event, a “Liquidation Event”), the holders of Preferred Stock will be entitled to receive per share the greater of (i) the accrued value of the Preferred Stock, plus any accrued and unpaid dividends (to the extent not included in the accrued value of Preferred Stock), and (ii) the value that would be received if the share of Preferred Stock were converted into shares of the Company's common stock immediately prior to such occurrence. The Preferred Stock will rank junior to any existing or future indebtedness but senior to the Company's common stock and any future equity securities other than any future senior or pari passu preferred stock issued in compliance with each Certificate of Designation. The Series A-3 Preferred Stock and the Series A-4 Preferred Stock rank at parity.
Voting Rights. Except as required by applicable law, the holders of the shares of the Preferred Stock will be entitled to vote on an as-converted basis with the holders of the Preferred Stock (on an as-converted basis), as applicable, and the holders of the Company’s common stock on all matters submitted to a vote of the holders of the Company's common stock with the holders of New Preferred Stock on certain matters, and separately as a class on certain limited matters.

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Consent Rights. For so long as any of the Preferred Stock is outstanding, consent of the holders of shares representing at least 75% of certain of the Preferred Stock then outstanding is required for certain material actions.
Participation Rights. Pursuant to the securities purchase agreements entered into with the initial purchasers of the Series A-3 Preferred Stock and the Series A-4 Preferred Stock, subject to meeting certain ownership thresholds, certain purchasers of the Series A-3 Preferred Stock and the Series A-4 Preferred Stock are entitled to participate, on a pro-rata basis in accordance with their ownership percentage, determined on an as-converted basis, in issuances of equity and equity linked securities by the Company. In addition, subject to meeting certain ownership thresholds, certain initial purchasers of the Series A-3 Preferred Stock and the Series A-4 Preferred Stock will be entitled to participate in issuances of preferred securities and in debt transactions of the Company.
Preferred Stock Purchase Rights
On August 30, 2021, the Company entered into a Tax Benefits Preservation Plan (the “Plan”) with Computershare Trust Company, N.A., as rights agent (the “Rights Agent”), and the Board of Directors (the “Board”) of the Company declared a dividend distribution of one right (a “Preferred Stock Purchase Right” or “Right”) for each outstanding share of common stock of the Company to stockholders of record at the close of business on September 9, 2021 (the “Record Date”). Each Right is governed by the terms of the Plan and entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), at a purchase price of $20.00 per Unit, subject to adjustment (the “Purchase Price”). The Plan is intended to help protect the Company’s ability to use its tax net operating losses and certain other tax assets (“Tax Benefits”) by deterring an “ownership change” as defined under Section 382 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder (the “Code”).
The Company designated the Series B Preferred Stock pursuant to a Certificate of Designations of Series B Preferred Stock adopted on August 30, 2021 (the “Series B Certificate of Designation”).
The following summary of the terms of the Rights is qualified in its entirety by the complete terms of the Plan and the Series B Certificate of Designation.
Rights Certificates; Exercise Period
Initially, the Rights will be attached to all common stock certificates representing shares then outstanding, and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Plan, the Rights will separate from the common stock then outstanding and a distribution date (the “Distribution Date”) will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has become the beneficial owner of 4.9% or more of the shares of the common stock (the “Stock Acquisition Date”) and (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.
Until the Distribution Date, (i) the Rights will be evidenced by the common stock certificates (or, in the case of book entry shares, by the notations in the book entry accounts) and will be transferred with and only with such common stock, (ii) new common stock certificates issued after the Record Date will contain a notation incorporating the Plan by reference and (iii)

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the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificates. Pursuant to the Plan, the Company reserves the right to, prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, make the necessary and appropriate rounding adjustments so that only whole shares of Series B Preferred Stock will be issued.
The definition of “Acquiring Person” contained in the Plan contains several exemptions, including for (i) the Company or any of the Company’s subsidiaries; (ii) any employee benefit plan of the Company, or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; (iii) any person who becomes the beneficial owner of 4.9% or more of the shares of the common stock then outstanding as a result of (x) a reduction in the number of shares of common stock by the Company due to a or (y) a stock dividend, stock split, reverse stock split or similar transaction, unless and until such person increases his ownership by more than 0.5% over such person’s lowest percentage stock ownership on or after the consummation of the relevant transaction; (iv) any person who, together with all affiliates and associates of such person, was the beneficial owner of 4.9% or more of the shares of the common stock then outstanding on the date of the Plan, unless and until such person and its affiliates and associates increase their aggregate ownership by more than 0.5% over their lowest percentage stock ownership on or after the date of the Plan or decrease their aggregate percentage stock ownership below 4.9%; (v) any person who, within 10 business days of being requested by the Company to do so, certifies to the Company that such person became an Acquiring Person inadvertently or without knowledge of the terms of the Rights and who, together with all affiliates and associates, thereafter within 10 business days following such certification disposes of such number of shares of common stock so that it, together with all affiliates and associates, ceases to be an Acquiring Person; (vi) any person that the Board, in its sole discretion, has affirmatively determined shall not be deemed an Acquiring Person.
The Rights are not exercisable until the Distribution Date and will expire at the earliest of (i) 11:59 p.m. (New York City time) on August 30, 2022 or such later date and time as may be determined by the Board and approved by the stockholders of the Company by a vote of the majority of the votes cast by the holders of shares entitled to vote thereon at a meeting of the stockholders of the Company prior to 11:59 p.m. (New York City time) on August 30, 2022 (which later date and time shall be in no event later than 11:59 p.m. (New York City time) on August 30, 2024), (ii) the time at which the Rights are redeemed or exchanged as provided in the Plan, (iii) the time at which the Board determines that the Plan is no longer necessary or desirable for the preservation of Tax Benefits, and (iv) the close of business on the first day of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward.
As soon as practicable after the Distribution Date, Rights Certificates will be sent by such means as may be selected by the Company to the holders of record of the common stock as of the close of business on the Distribution Date (other than any Acquiring Person or any Affiliate or Associate of an Acquiring Person) and, thereafter, the separate Rights Certificates alone will represent the Rights. After the Distribution Date, the Company generally would issue Rights with respect to shares of common stock issued upon the exercise of stock options or pursuant to awards under any employee plan or arrangement, which stock options or awards are outstanding as of the Distribution Date, or upon the exercise, conversion or exchange of securities issued by the Company after the Plan’s adoption (except as may otherwise be provided in the instruments governing such securities). In the case of other issuances of shares of common stock after the Distribution Date, the Company generally may, if deemed necessary or appropriate by the Board, issue Rights with respect to such shares of common stock.
Preferred Share Provisions

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Each one one-thousandth of a share of Series B Preferred Stock, if issued:
•will not be redeemable;
•will entitle the holder thereof to quarterly dividend payments of $0.001 or an amount equal to the dividend paid on one share of common stock, whichever is greater;
•will, upon any liquidation of the Company, entitle the holder thereof to receive either $1,000 plus accrued and unpaid dividends and distributions to the date of payment or an amount equal to the payment made on one share of common stock, whichever is greater;
•will have the same voting power as one share of common stock; and
•will, if shares of common stock are exchanged via merger, consolidation or a similar transaction, entitle holders to a per share payment equal to the payment made on one share of common stock.
Flip-in Trigger
In the event that a person or group of affiliated or associated persons becomes an Acquiring Person (unless the event causing such person or group to become an Acquiring Person is a transaction described under Flip-over Trigger, below), each holder of a Right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of such an event, all Rights that are, or (under certain circumstances specified in the Plan) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of such an event until such time as the Rights are no longer redeemable by the Company as set forth below.
Flip-over Trigger
In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation or (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the common stock is changed or exchanged, each holder of a Right (except Rights that have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the next preceding paragraph are referred to as the “Triggering Events.”
Exchange Feature
At any time after a person becomes an Acquiring Person, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Series B Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).
Equitable Adjustments

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The Purchase Price payable, and the number of Units of Series B Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred Stock, (ii) if holders of the Series B Preferred Stock are granted certain rights or warrants to subscribe for Series B Preferred Stock or convertible securities at less than the current market price of the Series B Preferred Stock, or (iii) upon the distribution to holders of the Series B Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series B Preferred Stock on the last trading day prior to the date of exercise.
Redemption Rights
At any time until 10 business days following the Stock Acquisition Date, the Company may, at the Company’s option, redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, common stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.
Amendment of Rights
Any of the provisions of the Plan may be amended by the Board so long as the Rights are then redeemable, except that the Board may not extend the expiration of the Rights beyond 11:59 p.m. (New York City time) on August 30, 2022 unless such extension is approved by the affirmative vote of the holders of a majority of the total number of votes of the Company’s capital stock cast prior to 11:59 p.m. (New York City time) on August 30, 2022. Subject to certain conditions, at any time after the Rights are no longer redeemable, the provisions of the Plan may be amended by the Board without approval from the holders of the Rights Certificates, including to shorten or lengthen any time period under the Plan. Notwithstanding anything to the contrary under the Plan, no supplement or amendment shall be made which changes the Redemption Price.
Miscellaneous
Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to the Company’s stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.
Convertible Notes
On November 20, 2018, the Company issued $55 million aggregate principal amount of 7.5% convertible senior notes due 2022 (the “2022 Convertible Notes”). The 2022 Convertible Notes are convertible into shares of the Company’s common stock based on a conversion rate of 234.2971 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $4.27 per share of the Company’s common

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stock), at any time prior to the close of business on the business day immediately preceding the maturity date, in principal amounts of $1,000 or an integral multiple of $1,000 in excess thereof. In addition, following a Make-Whole Fundamental Change (as defined in the indenture governing the 2022 Convertible Notes (the “2022 Convertible Indenture”)) or the Company’s delivery of a notice of redemption for the Convertible Notes, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Convertible Notes in connection with (i) such Make-Whole Fundamental Change or (ii) such notice of redemption. However, to comply with certain listing standards of The New York Stock Exchange, the Company will settle in cash its obligation to increase the conversion rate in connection with a Make-Whole Fundamental Change or redemption until it has obtained the requisite stockholder approval.
    On February 1, 2021, the Company entered into exchange agreements with certain holders of approximately $51.8 million aggregate principal amount of its existing 2022 Convertible Notes, pursuant to which the Company exchanged such holders’ 2022 Convertible Notes for newly issued convertible notes due 2026 (the “2026 Convertible Notes”). The 2026 Convertible Notes are convertible into shares of the Company’s common stock based on an initial conversion rate of 234.2971 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $4.27 per share of the Company’s common stock), at any time prior to the close of business on the business day immediately preceding the maturity date, in principal amounts of $1,000 or an integral multiple of $1,000 in excess thereof. In addition, following a Make-Whole Fundamental Change (as defined in the indenture governing the 2026 Convertible Notes (the “2026 Convertible Indenture”, and, together with the 2022 Convertible Indenture, the “Convertible Indentures”)) or the Company’s delivery of a notice of redemption for the 2026 Convertible Notes, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2026 Convertible Notes in connection with (i) such Make-Whole Fundamental Change or (ii) such notice of redemption. However, to comply with certain listing standards of The New York Stock Exchange, the Company will settle in cash its obligation to increase the conversion rate in connection with a Make-Whole Fundamental Change or redemption until it has obtained the requisite stockholder approval.
Anti-Takeover Effects of Delaware Law
Our certificate of incorporation expressly provides that the Company shall not be governed by Section 203 of the DGCL, which would have otherwise imposed additional requirements regarding mergers and other business combinations.

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